UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 October 2011

Telecom Corporation of New Zealand

Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Settlement Resolves Regulatory Issue Before Demerger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 October 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE 14 October, 2011

Telecom Settlement Resolves Regulatory Issue Before Demerger

Telecom has reached a commercial settlement with the Commerce Commission, and a number of Telecom’s wholesale customers, in relation to the Commission’s investigation into the provision to access seekers of an Unbundled Bitstream Access (UBA) service with Sub-loop Unbundling (SLU) and the Sub-loop Extension Service (SLES).

The settlement resolves an investigation under Telecom’s Operational Separation Undertakings and ensures that any legal action with the Commission that may have arisen from the investigation is not passed to either New Telecom or New Chorus in the event of a demerger.

Telecom’s Operational Separation Undertakings will be revoked upon demerger.

“It is in everyone’s interests that we settle this regulatory issue prior to demerger. Settlement with the Commission and industry will allow all parties to move forward as we transition to the new regulatory environment and a new industry structure,” said Telecom CEO Paul Reynolds.

Telecom does not accept that it breached the Undertakings, or has any liability in relation to the supply of UBA with SLES and SLU, but recognises that the Commission and some of Telecom’s wholesale customers have differing views.

“We do acknowledge that Telecom failed to meet expectations that a UBA service would be provided with SLES in a timely manner. We are now in the process of rolling out a UBA service to work with access seeker voice.”

In October 2010, the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Undertakings in respect of the provision of SLU and SLES with a UBA service. Any enforcement proceedings by the Commission could have involved the Commission seeking a pecuniary penalty, and also compensation on behalf of other access seekers.

In addition to the Commission’s investigation, CallPlus and Kordia lodged claims with Telecom which were quantified at that time at approximately $65m and $74m respectively. The size of the CallPlus and Kordia claims indicated that the Commission’s claims could have been of a similar scale, although there was likely to be considerable overlap.

Under the settlement, Telecom will pay a total of $31.6m to all relevant access seekers. The settlement amount will be apportioned between access seekers by the Commission.

This settlement updates page 313 of the Scheme Booklet published by Chorus Limited and Telecom Corporation of New Zealand Limited where the UBA with SLES investigation and related claims were addressed.

The demerger of Telecom and associated regulatory changes are subject to shareholder approval.

ENDS

For media enquiries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564